CERTIFICATE OF QUALIFIED PERSON Dr Yumin Qiu 2018 Ruoy Chai International Center No.8, Yong An Dong Li, Jianguomen Wai, Chaoyang District, Beijing 100022 People’s Republic of China
yqiu@sinogold.com.cn

I, Dr. Yumin Qiu, am a senior geologist employed as Head of Exploration and Business Development, of Sino Gold Mining Limited and residing at 39 Minora Road Dalkeith in the State of Western Australia, Australia.

I am a member of the Australasian Institute of Geoscientists. I graduated from the Guilin University of Technology (formerly Guilin Institute of Geology) with a BSc with Honours degree in geochemistry and exploration in 1983 and subsequently obtained a masters degree in Geology from Central South University in 1988 and a doctorate degree in Economic Geology at the Key Center for Strategic Mineral Deposits from the University of Western Australia in 1997.

I have practiced my profession continuously since 1983 and have been involved in: mineral exploration and mine geology on gold, silver and base metal properties in China and Australia; and resource modelling work on gold, silver and base metal in China and Australia.

As a result of my experience and qualifications, I am a Qualified Person for the purposes of National Instrument 43-101.

My most recent visit to the project site was from 12 to 16 January 2010. I have reviewed and have knowledge of the matters related to the geological data and the mineral resource estimation and classification for the Jinfeng Gold Mine dated December 31, 2008.

I am not independent of Eldorado Gold Corporation in accordance with the application of Section 1.4 of National Instrument 43-101.

I have read JORC and this report entitled, Jinfeng Gold Mine Guizhou Province China, with an effective date of October 10, 2007, has been prepared in compliance with same.

As of the date of the certificate, to the best of my knowledge, information and belief, the technical report contains all scientific and technical information that is required to be disclosed to make the technical report not misleading.

I consent to the filing of the technical report entitled, Jinfeng Gold Mine Guizhou Province China, with an effective date of October 10, 2007, with any stock exchange and other regulatory authority and any publication by them for regulatory purposes, including electronic publication in the public company files on their websites accessible by the public, of this report.

Dated at Beijing, China, this 29th day of January, 2010

Dr. Yumin Qiu